Jessica L. Accurso

Associate

+1.215.963.5266

jessica.accurso@morganlewis.com

May 6, 2024

FILED AS EDGAR CORRESPONDENCE

David Mathews, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:   Macquarie ETF Trust 485(a) Filing (File Nos. 333-273398 and 811-23890)

Dear Mr. Mathews:

On behalf of our client, Macquarie ETF Trust (the “Registrant”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) via telephone, regarding the Registrant’s post-effective amendment no. 1, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 4, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Macquarie Focused Large Growth ETF (the “Fund”), ticker LRGG. Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by Delaware Management Company, a series of Macquarie Investment Management Business Trust (the “Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

The Registrant also notes that the Fund’s 80% investment policy will be revised as follows in order to better align the language with the current mutual fund version of the Adviser’s large cap growth strategy: “Under normal circumstances, the Macquarie Focused Large Growth ETF (the “Fund”) will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in securities of large capitalization companies.”

Comments on the Prospectus

1.	Comment. Please supplementally provide the Staff with a completed fee table and expense example pre-effectively.

Response.

The completed fee table and expense example are provided below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management fees	0.44%
Distribution and service (12b-1) fees	None
Other expenses[1]	None
Total annual Fund operating expenses	0.44%

1       Other expenses are based on estimated amounts for the current fiscal year.

David Mathews, Esq.

May 6, 2024

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$45	$141
2.	Comment. Please supplementally:

(i)

Describe how the Fund determined that “None” was a reasonable estimate of “Other expenses” for the current fiscal year. If this determination is due to a unitary advisory fee structure, please describe such fee structure either in a footnote to the fee table or in the disclosure corresponding to Item 9 of Form N-1A.

Response.

The estimate of no “Other expenses” for the Fund’s current fiscal year is due to the Fund’s unitary advisory fee structure. The following additional language describing the Fund’s fee structure has been added in the "Who manages the Fund - Investment manager" section of the Prospectus, which corresponds to Item 10 of Form N-1A: “As compensation for the services rendered under the Investment Management Agreement, the Fund shall pay the Manager a unitary management fee that is accrued daily and paid monthly as a percentage of average daily net assets equal to 0.44%. Management fees are accrued daily and paid monthly. From the unitary management fees, the Manager pays most of the expenses of the Fund, including the cost of sub-advisory fees to any investment sub-adviser, transfer agency, custody, fund administration, legal, audit and other services. However, under the Investment Management Agreement, the Manager is not responsible for (i) interest expenses; (ii) taxes (including, but not limited to, income, excise, transfer and withholding taxes); (iii) expenses of the Fund incurred with respect to the acquisition and disposition of portfolio securities, instruments or other investments and the execution of portfolio transactions, including brokerage commissions; (iv) expenses incurred in connection with any distribution plan adopted by the Trust in compliance with Rule 12b-1 under the 1940 Act, including distribution fees; (v) litigation expenses; (vi) the investment advisory fee payable to the Manager; (vii) non-routine or extraordinary expenses (including, without limitation, the expense associated with proxy solicitations and fund reorganizations); and (viii) acquired fund fees and expenses.”

The Registrant respectfully believes that including the new disclosure in this section, rather than in the sections of the Prospectus that correspond to Item 9 of Form N-1A, is responsive to Item 10(a)(1)(ii) of Form N-1A, which requires a description of “the compensation of each investment adviser of the Fund.”

(ii)

Address the extent to which the Fund may engage in borrowing, short selling or securities lending and how the expenses of such activities were factored into the estimate of “Other expenses.”

Response.

While the Fund reserves the right to engage in borrowing, short selling and securities lending in the future, it does not plan on doing so in its first year of operations; consequently, there are no expenses to report in the estimate of the Fund’s “Other expenses” for the Fund’s first fiscal year.

(iii)

Confirm whether the Fund will have any fee waiver, reimbursement or recoupment arrangements and, if so, disclose the terms of such arrangements in a footnote to the fee table.

Response.

The Fund does not currently have any fee waiver, reimbursement or recoupment arrangement in place.

David Mathews, Esq.

May 6, 2024

3.

Comment.

Given that the Fund may invest in both U.S. and foreign securities, please clarify in the “What are the Fund’s principal investment strategies?” section whether an issuer’s earnings growth will be compared to the growth of the U.S. economy or to the growth of the economy of the country in which the issuer primarily operates.

Response.

The Registrant has clarified the definition of the “growth-oriented companies” in the Fund’s Prospectus as follows: ““Growth-oriented companies” are those whose revenue the Manager believes are likely to grow faster than the U.S. economic growth.”This language will be moved to paragraph 4 under the section “What are the Fund’s principal investment strategies.”

4.

Comment.

In the “What are the Fund’s principal investment strategies?” section, please revise the reference to the “Fund’s concentrated portfolio” to be consistent with the Fund’s fundamental investment policy not to concentrate, as stated in the SAI.

Response.

The Registrant confirms that the Fund will not concentrate, according to its fundamental investment policy. The language in the Fund’s Prospectus has been changed to: “Companies in the Franchise Growth Universe compete for inclusion in the Fund’s focused portfolio based on business durability, risk/reward and other portfolio construction considerations such as a proprietary 3-to-5-year IRR (internal rate of return) assessment.”

5.

Comment.

Please include greater detail in the “What are the Fund’s principal investment strategies?” section, or in the disclosure corresponding to Item 9 of Form N-1A, regarding the role of MIMGL in managing the Fund, including the type of qualitative support it may provide to the Adviser and its role in executing Fund trades.

Response.

Given that the Fund’s expected investments in non-US securities will be minimal, we do not foresee MIMGL effecting much (if any) trades on behalf of the Fund. Additionally, given that the day-to-day portfolio management of the Fund is handled by DMC and given that we do not envision MIMGL providing any qualitative support to the Fund a this time, we do not believe additional disclosure regarding MIMGL’s role is warranted.

6.

Comment.

In the second paragraph of the “Active management and selection risk” disclosure, please consider whether disclosure specific to Australian banking laws and the Adviser’s parent company is relevant to active management and selection risk or would be better located elsewhere in the Prospectus.

Response.

Registrant confirms that it will move the disclosure specific to Australian banking laws to the end of the section entitled “What are the principal risks of investing in the Fund?”, similar to where the language is positioned for the Delaware Funds by Macquarie mutual fund complex.

7.

Comment.

Please clarify in the description of the Fund’s principal investment strategies which sectors, if any, the Fund’s investment portfolio may focus on and ensure that the Fund’s principal risk factors regarding specific industry sectors align with the strategy description.

Response.

The Fund expects to focus in the information technology sector. Related risk disclosure has been added to the Fund’s Prospectus.

David Mathews, Esq.

May 6, 2024

8.

Comment.

The Staff notes that the description of the Fund’s principal investment strategies suggests that foreign investments will be made primarily through American depositary receipts, but that the Fund’s principal risk factors in the summary section and in the disclosure corresponding to Item 9 of Form N-1A refer to both emerging and frontier market countries. Please clarify the extent to which the Fund may be exposed to emerging and frontier markets.

Response.

The Registrant confirms that the Fund’s foreign investments will be made primarily through American depositary receipts. The Prospectus has been updated to delete references to emerging and frontier market countries.

9.

Comment.

In the “New fund risk” disclosure, please confirm the statement that the Fund is a “diversified management investment company” given the statements elsewhere in the Prospectus and SAI that the Fund will operate as a non-diversified management investment company.

Response.

The Registrant confirms that the Fund will operate as a non-diversified management investment company. The “New fund risk” disclosure has been updated accordingly.

10.

Comment.

In the fourth paragraph of the “Additional Investment Considerations” section, please clarify the extent to which the Fund may invest in junk bonds, consistent with its stated investment strategy, or consider deleting references to junk bonds in the Prospectus.

Response.

The Registrant confirms that it has deleted references to junk bonds in the Fund’s Prospectus.

11.	Comment. With respect to the “Related Account Performance” section, please supplementally:

(i)

Provide further details regarding how May 1, 2018 was arrived at as the appropriate composite inception date in light of the new regulatory requirements and explain how the selection of this date as the composite inception date is not misleading.

Response.

The Adviser has confirmed to the Fund that the composite performance presented prior to April 30, 2021 is “predecessor performance” as such term is defined in Rule 206(4)-1(e)(12) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  As such, the Adviser conducted an analysis to determine the substantive responsibilities of those who were responsible for generating the composite performance being presented. After review, the Adviser determined that Brad Klapmeyer became primarily responsible for making investment decisions for the accounts in the composite in mid-April 2018.  With May 1, 2018 being the first full month after Mr. Klapmeyer assumed these responsibilities, the Adviser has determined that Mr. Klapmeyer has been primarily responsible for achieving the composite performance since May 1, 2018.  Based on the foregoing determination, the Adviser believes that presenting the predecessor composite performance results in the Fund’s prospectus is not misleading because such performance results may be relevant to the Fund’s potential investors because the Fund is being managed by the person primarily responsible for achieving the predecessor composite performance being shown.

David Mathews, Esq.

May 6, 2024

(ii)

Confirm that the performance presented as net of fees is shown net of all actual fees and expenses of the accounts (not just net of advisory fees).

Response.

The Adviser has confirmed to the Fund that the performance presented as net of fees is shown net of all fees and expenses of the accounts.

(iii)

Confirm that the Fund has the records necessary to support the calculation of performance, as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended.

Response.

The Adviser has confirmed to the Fund that it has the records necessary to support the calculation of the performance included in the Prospectus, as required by Rule 204-2(a)(16) under the Advisers Act.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5266.

Sincerely,

/s/ Jessica L. Accurso
Jessica L. Accurso

5